                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2010

                         ------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                     4 Nahal Harif St., Yavne, Israel 81106
                    (Address of principal executive offices)

                         ------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on March 3, 2010.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          G. WILLI-FOOD INTERNATIONAL LTD.

Dated: March 3, 2010

                                          By: /s/ Ety Sabach
                                          ------------------
                                          Ety Sabach
                                          Chief Financial Officer
News

                                                           FOR IMMEDIATE RELEASE

               G. WILLI-FOOD REPORTS ANNUAL NET INCOME OF NIS 31.5
                  MILLION ($8.4 MILLION) FOR FISCAL YEAR 2009

-    ANNUAL 2009 EPS (BASIC AND DILUTED) NIS 2.96 ($0.79)

-    27.6% GROSS MARGIN FOR 2009

-    FOURTH QUARTER 2009 NET INCOME INCREASED TO NIS 8.0 MILLION ($2.12 MILLION)
     OVER FOURTH QUARTER 2008

YAVNE, Israel - March 3, 2010 - G. Willi-Food International Ltd. (NASDAQ: WILC)
(the "COMPANY" or "WILLI FOOD"), a global food company specializing in the development, manufacture, marketing and international distribution of extensive range of quality kosher food products, today announced its financial results for the fourth quarter and the fiscal year ended December 31, 2009.

FOURTH QUARTER FISCAL 2009 HIGHLIGHTS

     o    Quarterly sales increased 12.4% year-over-year to NIS 79.8 million
          ($21.13 million)

     o    Gross profit increased 368.6% year-over-year to NIS 24.2 million
          ($6.41 million)

     o    Gross margin improved to 30.3% compared to 7.3% in the fourth quarter of 2008

     o    Fourth quarter operating income increased to NIS 6.2 million ($1.63 million) compared to operating loss of NIS 5.7 million ($1.52 million)
          in fourth quarter 2008

     o    Fourth quarter net income increased to NIS 8.0 million ($2.12 million)
          compared to a net loss of NIS 8.6 million ($2.28 million) in fourth quarter 2008

YEAR END FISCAL 2009 HIGHLIGHTS

     o    Annual sales increased 5.0% year-over-year to NIS 303.5 million
          ($80.39 million)

     o    Gross profit for 2009 increased 39.3% year-over-year to NIS 83.9 million ($22.22 million)

     o    Gross margin improved to 27.6% compared to 20.8% in 2008, the highest annual gross margin in the history of the Company

     o    Annual operating income increased 241.3% year-over-year to NIS 33.2 million ($8.79 million)

     o    Annual profit from continuing operations increased 686.6%
          year-over-year to NIS 29.6 million ($7.84 million)

     o    Annual net income increased 11,708% year-over-year to NIS 31.5 million
          ($8.35 million) compared to NIS 0.3 million (US $0.07 million) in fiscal year 2008.

Willi-Food's operating divisions include Willi-Food itself, its subsidiaries
Gold Frost Ltd. - a designer, developer and distributor of branded kosher dairy food products, and Shamir Salads Ltd. - an Israeli distributor and manufacturer of Mediterranean style salads.

FOURTH QUARTER FISCAL 2009 SUMMARY

Sales for the fourth quarter of fiscal 2009 increased by 12.4% to NIS 79.8 million (US $21.13 million) compared to sales of NIS 70.9 million (US $18.79 million) in the fourth quarter of 2008. The increase in the sales for the fourth quarter of fiscal 2009 was primarily attributed to the strength of an expanded products lineup which included the introduction of significant amount of new items into our product lines in 2009.

Gross profit for the fourth quarter of 2009 increased by 368.6% to NIS 24.2 million (US $6.41 million) compared to gross profit of NIS 5.2 million (US $1.37 million) in the fourth quarter of 2008. Fourth quarter gross margin was 30.3% in
2009 compared to gross margin of 7.3% during fourth quarter of 2008. The increase in gross profit in the fourth quarter of 2009 was primarily due to increased sales of higher margin products in 2009 fourth quarter and the strong
New Israeli Shekel (NIS) compared to the US dollar. It also reflects stronger sales in fourth quarter 2009 compared to the prior year-over-year period due to the general effects of the global economic recession that occurred in the fourth quarter of 2008.

Mr. Zwi Williger, President and COO of Willi-Food commented: "The fourth quarter of 2009 proved a strong finish to a turnaround year. We believe it has given us excellent momentum heading into 2010. To date, we continue to see strong sales on our new products introduced into the market in 2009, where we made good progress in expanding our reach and establishing our brand. We are optimistic that our strong multi-product lineup will continue to strengthen our market position."

Willi-Food's operating income for the fourth quarter of 2009 increased to NIS
6.2 million (US $1.63 million) compared to an operating loss of NIS 5.7 million
(US $1.52 million) reported in the comparable quarter of last year. Selling expenses as a percentage of sales increased in the fourth quarter of 2009 to
15.7% compared to 10.8% in the fourth quarter of 2008. General and administrative expenses as a percentage of sales increased in the fourth quarter of 2009 to 6.9% from 4.7% in the fourth quarter of 2008. The increase in general and administrative expenses in the fourth quarter of 2009 was attributed to the payment of a management bonus that was linked to our financial results - an expense of NIS 1.0 million (US$ 0.25 million) in the fourth quarter of 2009 compared to an income of NIS 1.2 million (US$ 0.32 million) that was recorded in the fourth quarter of 2008.

Willi-Food's income before taxes for the fourth quarter of 2009 increased to NIS
6.9 million (US $1.84 million) compared to loss before taxes of NIS 9.0 million
(US $2.39 million) recorded in the fourth quarter of 2008. Willi Food's net income in the fourth quarter of 2009 increased to NIS 8.0 million (US $2.12 million), or NIS 0.76 (US $0.20) per share compared to net loss of NIS 8.6 million (US $2.28 million), or NIS 0.73 (US $0.19) per share, recorded in the fourth quarter of 2008.

Willi-Food ended the year with $26.1 million in cash and securities and $1.4 million in short-term debt (51% of the debt of Shamir Salads).

FISCAL 2009 SUMMARY

     o    5.0% increase in sales over fiscal year 2008

     o    39.3% increase in gross profit over fiscal year 2008

     o    241.3% increase in operating income over fiscal year 2008

     o    609.9% increase in income before taxes on income over fiscal year 2008

     o    686.6% increase in profit from continuing operations over fiscal year
          2008

     o    11,708.2% increase in net income over fiscal year 2008

Willi-Food's sales for fiscal 2009 increased by 5.0% to NIS 303.5 million (US
$80.39 million) compared to sales of NIS 289.1 million (US $76.57 million) in fiscal 2008. Gross profit for 2009 increased 39.3% to NIS 83.9 million (US
$22.22 million) compared to gross profit of NIS 60.2 million (US $15.95 million)
for the prior year. Gross margin in 2009 was 27.6% compared to gross margin of
20.8% in 2008. 2009 gross margin is the highest annual gross margin in the history of the Company.

Operating income in 2009 increased by 241.3% to NIS 33.2 million (US $8.79 million) from NIS 9.7 million (US $2.57 million) reported in 2008. Income before taxes in 2009 increased by 609.9% to NIS 34.6 million (US $9.18 million)
compared to NIS 4.9 million (US $1.29 million) recorded in 2008. Net income in
2009 was NIS 31.5 million (US $8.35 million), or NIS 2.96 (US $0.79) per share, compared to NIS 0.3 million (US $0.07 million), or NIS 0.08 (US $0.02) loss per share, recorded in 2008.

OUTLOOK

Mr. Williger commented: "We are pleased to report significant improvement in our sales and margins in 2009 on the strength of our higher-margin product introductions. While we did see pressure on sales from the global recession in much of 2009, we are encouraged by the strong sales volumes and margins in the third and fourth quarters of 2009. We are optimistic about our start in the first quarter of 2010 and believe we can continue to benefit from a multi-channel approach and broad kosher product base that addresses a trend toward more health-conscious food choices. We will continue to focus on controlling expenses and production costs to keep our prices competive, and we will continue our efforts to expand our reach to retail and wholesale markets in the U.S."

CONFERENCE CALL

The Company will host a conference call to discuss results on Wednesday, March
3, 2010 at 10:00 a.m. Eastern time. Interested parties may participate in the conference call by dialing 1-877-941-4775, or 1-480-629-9761 for international calls, approximately 10 minutes prior to the scheduled start time. Interested parties can also listen via a live Internet webcast, which will be available on the day of the call through the following link:

http://viavid.net/dce.aspx?sid=000071A2

A replay of the conference call will be available for 14 days from 1:00 p.m. EST on March 3, 2010 through 11:59 p.m. EST on March 17, 2010 by dialing
1-303-590-3030, access code 4248711. In addition, a recording of the call will be available via the the link shown above for one year.

NOTE A: CONVENIENCE TRANSLATION TO U.S. DOLLARS

The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on December 31, 2009, U.S. $1.00 equals
NIS 3.775. The translation was made solely for the convenience of the reader.

NOTE B: IFRS

The Company's consolidated financial results for the three-month and fiscal year ended December 31, 2009 are presented in accordance with International Financial
Reporting Standards ("IFRS").

NOTE C: DISCONTINUED OPERATIONS

Discontinued operations are measured and presented in accordance with the provisions of IFRS 5 "Non-current Assets Held for Sale and Discontinued
Operations".

The results of discontinued operations are presented in the income statement in a separate item below income from continuing operations. The comparative income from discontinued operations has been re-presented to include those operations classified as discontinued in the current period.

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.co.il) is an
Israeli-based company specializing in a broad range of kosher food products.
Willi-Food is engaged directly and through its subsidiaries in the design, import, manufacture, marketing and distribution of over 1,000 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in
Israel; Gold Frost, a wholly owned subsidiary which designs, develops and distributes branded kosher, dairy-food products; and Shamir Salads, an Israeli manufacturer and distributor of a broad line of over 400 Mediterranean-style chilled salads.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
RELATING TO FUTURE EVENTS OR OUR FUTURE PERFORMANCE, SUCH AS STATEMENTS
REGARDING TRENDS, DEMAND FOR OUR PRODUCTS AND EXPECTED SALES, OPERATING RESULTS,
AND EARNINGS. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS,
UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, LEVELS OF
ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE
RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED IN
THOSE FORWARD-LOOKING STATEMENTS. THESE RISKS AND OTHER FACTORS INCLUDE BUT ARE
NOT LIMITED TO: CHANGES AFFECTING CURRENCY EXCHANGE RATES, INCLUDING THE
NIS/U.S. DOLLAR EXCHANGE RATE, PAYMENT DEFAULT BY ANY OF OUR MAJOR CLIENTS, THE
LOSS OF ONE OF MORE OF OUR KEY PERSONNEL, CHANGES IN LAWS AND REGULATIONS,
INCLUDING THOSE RELATING TO THE FOOD DISTRIBUTION INDUSTRY, AND INABILITY TO
MEET AND MAINTAIN REGULATORY QUALIFICATIONS AND APPROVALS FOR OUR PRODUCTS,
TERMINATION OF ARRANGEMENTS WITH OUR SUPPLIERS, IN PARTICULAR ARLA FOODS, LOSS
OF ONE OR MORE OF OUR PRINCIPAL CLIENTS ,INCREASE OR DECREASE IN GLOBAL PURCHASE
PRICES OF FOOD PRODUCTS, INCREASING LEVELS OF COMPETITION IN ISRAEL AND OTHER
MARKETS IN WHICH WE DO BUSINESS, CHANGES IN ECONOMIC CONDITIONS IN ISRAEL,
INCLUDING IN PARTICULAR ECONOMIC CONDITIONS IN THE COMPANY'S CORE MARKETS, OUR
INABILITY TO ACCURATELY PREDICT CONSUMPTION OF OUR PRODUCTS AND RISKS ASSOCIATED
WITH PRODUCT LIABILITY CLAIMS. WE CANNOT GUARANTEE FUTURE RESULTS, LEVELS OF
ACTIVITY, PERFORMANCE OR ACHIEVEMENTS. THE MATTERS DISCUSSED IN THIS PRESS
RELEASE ALSO INVOLVE RISKS AND UNCERTAINTIES, INCLUDING WITHOUT LIMITATION,
RISKS AND UNCERTAINTIES SUMMARIZED UNDER THE HEADING "RISK FACTORS" IN THE
COMPANY'S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2008, FILED
WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE FACTORS ARE UPDATED FROM TIME
TO TIME THROUGH THE FILING OF REPORTS AND REGISTRATION STATEMENTS WITH THE
SECURITIES AND EXCHANGE COMMISSION. WE DO NOT ASSUME ANY OBLIGATION TO UPDATE
THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE.

{FINANCIAL TABLES TO FOLLOW}

                G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                                             DECEMBER 31,
                                                                   ---------------------------------
                                                                   2 0 0 9      2 0 0 8     2 0 0 9(*)
                                                                   -------      -------      -------
                                                                            NIS             US DOLLARS
                                                                   --------------------      -------
                                                                             (IN THOUSANDS)
                                                                   ---------------------------------

ASSETS
CURRENT ASSETS
Cash and cash equivalents                                           87,104       78,749       23,074
Financial assets carried at fair value through profit or loss       11,356        9,367        3,008
Trade receivables                                                   77,752       79,599       20,597
Other receivables                                                    1,990        3,860          527
Current tax assets                                                       -        2,456            -
Inventories                                                         44,810       34,417       11,870
                                                                   -------      -------      -------
Total current assets                                               223,012      208,448       59,076
                                                                   -------      -------      -------

NON-CURRENT ASSETS
Property, plant and equipment                                       56,363       55,574       14,931
Less -accumulated depreciation                                      16,978       13,467        4,497
                                                                   -------      -------      -------
                                                                    39,385       42,107       10,434
                                                                   -------      -------      -------

Long term receivables                                                  760            -          201
Prepaid expenses                                                    12,577       12,666        3,332
Goodwill                                                             1,936        3,829          513
Intangible assets, net                                               4,674        5,181        1,238
Deferred taxes                                                         375        1,111           99
                                                                   -------      -------      -------
Total non-current assets                                            59,707       64,894       15,817
                                                                   =======      =======      =======
TOTAL ASSETS                                                       282,719      273,342       74,893
                                                                   =======      =======      =======

EQUITY AND LIABILITIES
CURRENT LIABILITIES
Short-term bank credit                                              10,372       17,562        2,748
Trade payables                                                      49,527       53,728       13,120
Accruals                                                                 -        6,197            -
Current tax liabilities                                              2,801        1,050          742
Other payables and accrued expenses                                  8,976        4,971        2,378
Employees Benefits                                                   2,977        2,544          789
                                                                   -------      -------      -------
Total current liabilities                                           74,653       86,052       19,777
                                                                   -------      -------      -------

NON-CURRENT LIABILITIES
Long-term bank loans                                                    97          267           26
Deferred taxes                                                         445          442          117
Warrants to issue shares                                                 -            5            -
Employees Benefits                                                   1,044          994          277
                                                                   -------      -------      -------
Total non-current liabilities                                        1,586        1,708          420
                                                                   -------      -------      -------

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY
Share capital                                                        1,113        1,113          295
Additional paid in capital                                          59,056       59,056       15,644
Capital fund                                                           247          247           65
Foreign currency translation reserve                                   639          369          169
Retained earnings                                                  141,883      111,447       37,585
Noncontrolling interest                                              3,542       13,350          938
                                                                   -------      -------      -------
                                                                   206,480      185,582       54,696
                                                                   =======      =======      =======
TOTAL EQUITY AND LIABILITIES                                       282,719      273,342       74,893
                                                                   =======      =======      =======

(*)  Convenience Translation into U.S. Dollars.

                G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                            YEAR ENDED DECEMBER 31,
                                                -----------------------------------------------
                                                  2 0 0 9           2 0 0 8          2 0 0 9(*)
                                                -----------       -----------       -----------
                                                             NIS                     US DOLLARS
                                                -----------------------------       -----------
                                                                 (IN THOUSANDS)
                                                -----------------------------------------------

Sales                                               303,460           289,068            80,387
Cost of sales                                       219,569           228,839            58,164
                                                -----------       -----------       -----------
GROSS PROFIT                                         83,891            60,229            22,223
                                                -----------       -----------       -----------

OPERATING COSTS AND EXPENSES
Selling expenses                                     35,598            31,800             9,430
General and administrative expenses                  20,451            16,863             5,417
Other (income) expenses                              (5,330)            1,846            (1,411)
                                                -----------       -----------       -----------
                                                     50,719            50,509            13,436
                                                ===========       ===========       ===========

OPERATING INCOME                                     33,172             9,720             8,787

Finance income                                        2,744            (4,167)              727
Finance expense                                       1,273               673               337
                                                -----------       -----------       -----------
Finance income (expense), net                         1,471            (4,840)              390
                                                ===========       ===========       ===========

PROFIT BEFORE TAXES ON INCOME                        34,643             4,880             9,177
Taxes on income                                       5,043             1,117             1,336
                                                -----------       -----------       -----------
PROFIT FROM CONTINUING OPERATIONS                    29,600             3,763             7,841
PROFIT (LOSS) FROM DISCONTINUED OPERATIONS            1,928            (3,496)              511
                                                -----------       -----------       -----------
PROFIT FOR THE YEAR                                  31,528               267             8,352
                                                ===========       ===========       ===========

ATTRIBUTABLE TO:

Owners of the Company                                30,436              (786)            8,063
Noncontrolling interest                               1,092             1,053               289
                                                -----------       -----------       -----------
NET INCOME                                           31,528               267             8,352
                                                ===========       ===========       ===========

EARNINGS (LOSS) PER SHARE - (IN NIS)
Basic from continuing operations                       2.81              0.30              0.75
Basic from discontinued operations                     0.15             (0.38)             0.04
BASIC EARNINGS (LOSS) PER SHARE                        2.96             (0.08)             0.79

Diluted from continuing operations                     2.81              0.30              0.75
Diluted from discontinued operations                   0.15             (0.38)             0.04
DILUTED EARNINGS (LOSS) PER SHARE                      2.96             (0.08)             0.79

Shares used in computation of basic EPS          10,267,893        10,267,893        10,267,893
                                                ===========       ===========       ===========

Shares used in computation of diluted EPS        10,267,893        10,267,893        10,267,893
                                                ===========       ===========       ===========

(*)  Convenience translation into U.S. Dollars.

This information is intended to be reviewed in conjunction with the Company's filings with the Securities and Exchange Commission.

Contact:

AT THE COMPANY:
G. Willi Food International Ltd.
Ety Sabach, CFO
(+972) 8-932-1000
ety@willi-food.co.il

INVESTOR RELATIONS:
RedChip Companies, Inc.
Dave Gentry
800-733-2447, Ext. 104
407-644-4256, Ext. 104
info@redchip.com

                                   ----------

SOURCE: G. Willi-Food International Ltd.